UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2021 (Report No. 6)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Director

Resignation of Luisa Ingargiola

On October 29, 2021, Luisa Ingargiola submitted her resignation from the Board of Directors (the “Board”) of Siyata Mobile Inc. (the “Company”), effective as of October 29, 2021. The Board of Directors of the Company wishes to thank Ms. Ingargiola for her contribution to the Company and wish her well in her future endeavors. Ms. Ingargiola’s resignation was not result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Lourdes Felix

Effective on October 29, 2021, the Board appointed Lourdes Felix as a director of the Board to fill the vacancy created by the resignation of Ms. Ingargiola. Ms. Felix will serve as a director until the Company’s next annual general meeting of shareholders and until her successor shall have been elected and qualified, subject to her earlier death, resignation, retirement, disqualification or removal. Ms. Felix has also been appointed to serve as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee.

Lourdes Felix is a corporate finance executive offering over fifteen years of combined experience in public accounting and in the private sector in building, leading, and advising corporations through complex restructurings. Ms. Felix has been instrumental in assisting in capital procurement and implementing an audit committee. She is thoroughly experienced in guiding troubled companies to greater efficiency and profitability. Ms. Felix has acquired expertise in securities laws and knowledge of SOX requirements. She has worked with private and public SEC reporting companies. Ms. Felix was previously the controller for a mid-size public accounting firm for over seven years and was responsible for the operations and financial management of regional offices. Her experience includes a wide variety of industries including advertising, marketing, non-profit organizations, medical practices, mortgage banking, manufacturing and SEC reporting companies. She has assisted companies with documented contributions leading to improved financial performance, heightened productivity, and enhanced internal controls. Ms. Felix has been a Director of BioCorRx Inc. since March 7, 2013. Ms. Felix was appointed Chief Executive Officer of the Company on November 9, 2020 and became Chief Financial Officer of the Company on October 1, 2012. Ms. Felix was President of the Company from February 26, 2020 until she resigned upon her appointment as CEO on November 9, 2020. Ms. Felix is very active in the Hispanic community and speaks fluent Spanish. Ms. Felix holds a Bachelor of Science degree in Business Management and Accounting from University of Phoenix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: November 1, 2021

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